Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Rhinebeck Bank	100%	New York

Pleasant View Subdivision, LLC*	100%	New York

Dutchess Golf Club, LLC*	100%	New York

New Horizons Asset Management Group, LLC*	100%	New York

* Subsidiary of Rhinebeck Bank